Silence Therapeutics Achieves $4 Million in Research Milestone Payments from Hansoh Pharma Collaboration

11 July 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming peoples’ lives by silencing diseases through precision engineered medicines, today announced that it will receive a $4.0 million cash payment from Hansoh Pharmaceutical Group Company Limited (“Hansoh”) following the achievement of two undisclosed preclinical milestones.

“We are very pleased with the continued progress being made in our Hansoh Pharma collaboration,” said Craig Tooman, President and CEO of Silence. “Today’s news follows the $10.0 million milestone payment we achieved in our AstraZeneca collaboration in May and reflects our ongoing efforts to advance our partnered pipeline. We continue to be excited about the advancement of our siRNA technology in both partnered and proprietary programs.”

Silence and Hansoh entered a collaboration in October 2021 to develop siRNAs (“short interfering RNAs”) leveraging Silence’s proprietary mRNAi GOLD™ platform for three undisclosed targets. Under the terms of the agreement, Silence has exclusive rights to the first two targets in all territories except the China region. Hansoh has the exclusive option to license rights to those two targets in Greater China, Hong Kong, Macau and Taiwan, and global rights to the third target.

Hansoh made a $16 million upfront payment to Silence and the Company is eligible to receive up to $1.3 billion in development, regulatory and commercial milestones. Silence is also eligible to receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. Today’s announcement represents the second and third research milestone payments achieved under the collaboration. The Company achieved the first milestone payment for $2.0 million in April 2022.

Inquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include zerlasiran designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.